SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Soleno Thereputics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

834203309

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834203309

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,207,753
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,207,753

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,207,753
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 834203309

1.	Names of Reporting Persons. Perceptive Life Sciences Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,207,753
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,207,753

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,207,753
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 834203309

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,207,753
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,207,753

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,207,753
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.0%
14.	Type of Reporting Person (See Instructions) IN

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

The source of funds for the acquisitions of the Common Stock reported on this Schedule 13D was working capital of the Master Fund.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 8,168,788 shares of Common Stock outstanding as of May 4, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2023.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)

Except as previously reported in the Schedule 13D, Schedule B to this Amendment No. 3 sets forth the transactions in the Common Stock effected by the Reporting Persons during the past sixty days and is incorporated by reference into this Item 5(c).

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2023

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

Schedule B

Name	Date of Transaction	Number of Shares Acquired or Disposed	Type of Transaction	Price per Share
Master Fund	05/30/2023	17,500	Purchase	$5.34	(1)(2)
Master Fund	05/31/2023	10,000	Purchase	$5.28	(1)(3)
Master Fund	06/01/2023	7,500	Purchase	$5.59	(1)(4)
Master Fund	06/02/2023	64,630	Purchase	$5.93	(1)(5)
Master Fund	06/05/2023	78,468	Purchase	$5.98	(1)(6)
Master Fund	06/06/2023	200	Purchase	$5.93

(1)

The price reported is a weighted average price. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges of the prices reported.

(2)	These shares were purchased in multiple transactions at prices ranging from $5.30 to $5.38, inclusive.
(3)	These shares were purchased in multiple transactions at prices ranging from $5.22 to $5.35, inclusive.
(4)	These shares were purchased in multiple transactions at prices ranging from $5.25 to $5.80, inclusive.
(5)	These shares were purchased in multiple transactions at prices ranging from $5.83 to $6.00, inclusive.
(6)	These shares were purchased in multiple transactions at prices ranging from $5.915 to $6.00, inclusive.